São Paulo-SP, December 26, 2013.

BM&FBOVESPA – Securities, Commodities and Futures Exchange

Attention: Nelson Ortega – Companies’ Monitoring Unit

Reference: GAE Official Letter 4621-13

Dear Sirs,

Further to official letter GAE 4621-13 of December 26, 2013 with respect to the report of the same date in the newspaper “Valor Econômico” under the headline “BRF is to undertake due diligence on the Americana Group”, BRF S.A. (“Company”) wishes to clarify that pursuant to the Announcement to the Market published by the Company on December 23, 2013, a non-binding agreement has been signed between the parties. Under the agreement, the companies have agreed to cooperate with the execution of a joint strategic study for establishing a strategic cooperation in the Middle East region.

As stated in this same announcement, we are still at the stage of preliminary discussions which may or may not lead to the formalization of an eventual transaction between the companies. Consequently, there is presently no further information to be released to the market with respect to this potential transaction.

Pursuant to the current regulations, we would point out that the Company will keep the market informed if we have any progress in the negotiations.

São Paulo, December 26, 2013.

Augusto Ribeiro Júnior Vice President – Finance and Investor Relations